THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFE)

Investment Amount	**Date of Issuance**
USD $[AMOUNT]	[EFFECTIVE DATE]

THIS SIMPLE AGREEMENT FOR FUTURE EQUITY (this "**SAFE**") is issued by TO'AK INTERNATIONAL, INC., a Delaware corporation (the "**Company**"), to [ENTITY NAME] ______________________________ (the "**Holder**") in exchange for the Holder's payment of the investment amount set forth above (the "**Investment Amount**").

This **SAFE** is one of a series (the "**Series**") of simple agreements for future equity (collectively, the "**Series 1 SAFEs**") issued by the Company to investors with identical terms and on the same form as set forth herein (except that the holder, investment amount, and date of issuance may differ in each **SAFE**).

1. Definitions. Capitalized terms not otherwise defined in this **SAFE** will have the meanings set forth in this Section 1.

(a) "**Common Shares**" means the Company's Common Shares.

(b) **"Conversion Shares"** (for purposes of determining the type of Equity Securities issuable upon conversion of this **SAFE**) means:

(i) with respect to a conversion pursuant to Section 2(a), (A) Equity Securities issued in the Next Equity Financing or (B) at the Company's election (if applicable), shares of Shadow Preferred; and

(ii) with respect to a conversion pursuant to Section 2(b), Common Shares.

(c) **"Conversion Price"** means (rounded to the nearest one cent):

(i) with respect to a conversion pursuant to Section 2(a), the lesser of: (i) the product of (x) 100% less the Discount and (y) the lowest per share purchase price of the Equity Securities issued to the investors investing new money in the Next Equity Financing; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing; and

(ii) with respect to a conversion pursuant to Section 2(b), the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction.

(d) **"Corporate Transaction"** means:

(i) the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets;

(ii) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of shares of the Company, immediately prior to such merger or consolidation, continue to hold a majority of the outstanding voting securities of the shares of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's shares if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding voting securities of the Company (or the surviving or acquiring entity).

For the avoidance of doubt, a transaction will not constitute a "Corporate Transaction" if its sole purpose is to change the state of the Company's organization or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Notwithstanding the foregoing, the sale of Equity Securities in a bona fide financing transaction will not be deemed a "Corporate Transaction."

(e) **"Discount"** means 20%.

(f) **"Dissolution"** means (a) a voluntary termination of the Company's operations; (b) a general assignment for the benefit of the Company's creditors; or (c) a liquidation, dissolution or winding up of the Company (other than a Corporate Transaction), whether voluntary or involuntary.

(g) **"Equity Securities"** means (a) Common Shares; (b) any securities conferring the right to purchase Common Shares; or (c) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Common Shares. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (i) any security granted, issued or sold by the Company to any manager, officer, employee,

consultant or adviser of the Company for the primary purpose of soliciting or retaining their services; (ii) any convertible promissory notes issued by the Company; and (iii) any **SAFEs** (including this **SAFE)** issued by the Company.

(h) **"Exchange Act"** means the Securities Exchange Act of 1934, as amended.

(i) **"Fully Diluted Capitalization"** means the number of issued and outstanding Shares, assuming (a) the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including shares represented by Preferred Shares and all outstanding vested or unvested options or warrants to purchase the Company's shares; and (b) solely for purposes of Section 1(c)(i), the issuance of all shares of the Company's reserved and available for future issuance under any of the Company's existing equity incentive plans or any equity incentive plan created or expanded in connection with the Next Equity Financing. Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes: (i) any convertible promissory notes issued by the Company; (ii) any **SAFEs** (including this **SAFE**) issued by the Company; and (iii) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or **SAFEs.**

(j) **"Next Equity Financing"** means the next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this **SAFE,** in one or more offerings relying on Section 4(a)(2) of the Securities Act or Regulation D thereunder for exemption from the registration requirements of Section 5 of the Securities Act.

(k) "**Preferred Shares**" means a type of Share, whether now existing or hereafter created, designated as a "Preferred Share" and having the privileges, preference, duties, liabilities, obligations and rights set forth by Company.

(l) **"Requisite Holders"** means the holders of a majority-in-interest of the aggregate purchase price of all **Series 1 SAFEs.**

(m) **"SAFEs"** mean any simple agreements for future equity (or other similar agreements) which are issued by the Company for bona fide financing purposes and which may convert into the Company's shares in accordance with its terms.

(n) **"Securities Act"** means the Securities Act of 1933, as amended.

(o) **"SEC"** shall mean the Securities and Exchange Commission.

(p) "**Shadow Preferred**" means a series of Preferred Stock with substantially the same rights, preferences and privileges as the series of Preferred Stock issued in the Next Equity Financing, except that the per share liquidation

preference of the Shadow Preferred will equal the Conversion Price calculated pursuant to Section 1(c), with corresponding adjustments to any price-based antidilution and/or dividend rights provisions.

(q) **"Shares"** mean shares in the Company.

(r) **"Valuation Cap"** means USD $6,000,000.00.

2. Conversion. This **SAFE** will be convertible into Equity Securities pursuant to the following terms.

(a) Next Equity Financing Conversion. This **SAFE** will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the Investment Amount by (y) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Holder in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of this **SAFE** will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing (except that, in the event the Equity Securities to be issued in the Next Equity Financing are Preferred Stock with a liquidation preference, the Company may, at its election, issue shares of Shadow Preferred to the Holder in lieu of such Preferred Stock).

(b) Corporate Transaction Conversion. In the event of a Corporate Transaction prior to the conversion of this **SAFE** pursuant to Section 2(a), at the closing of such Corporate Transaction, this **SAFE** will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the Investment Amount by (y) the applicable Conversion Price.

(c) Mechanics of Conversion.

(i) Financing Agreements. The Holder acknowledges that the conversion of this **SAFE** into Conversion Shares pursuant to Section 2(a) may require the Holder's execution of certain agreements relating to the purchase and sale of the Conversion Shares, as well as registration rights, rights of first refusal and co-sale, rights of first offer and voting rights, if any, relating to such securities (collectively, the "**Financing Agreements**"). The Holder agrees to execute all of the Financing Agreements in connection with a Next Equity Financing.

(ii) Certificates. As promptly as practicable after the conversion of this **SAFE** and the issuance of the Conversion Shares, the Company (at its expense) will issue and deliver a certificate or certificates

evidencing the Conversion Shares (if certificated) to the Holder, or if the Conversion Shares are not certificated, will deliver a true and correct copy of the Company's capitalization table reflecting the Conversion Shares held by the Holder. The Company will not be required to issue or deliver the Conversion Shares until the Holder has surrendered this **SAFE** to the Company (or provided an instrument of cancellation or affidavit of loss). The conversion of this **SAFE** pursuant to Section 2(a) and Section 2(b) may be made contingent upon the closing of the Next Equity Financing and Corporate Transaction, respectively.

3. Priority. In the event of a Dissolution while this **SAFE** is outstanding, the Company will pay the Holder an amount equal to the Investment Amount (the "**Repayment**") immediately prior to, or concurrently with, the consummation of the Dissolution. The Company's obligation to make the Repayment will rank senior in right of payment to the Company's shares and *pari passu* with any direct or convertible unsecured debt of the Company.

4. No Rights as a Member. The Holder is not entitled by virtue of holding this **SAFE** to be deemed a holder of the Company's shares for any purpose, nor will anything contained in this **SAFE** be construed to confer on the Holder, as such, any of the rights of a member of the Company or any right to vote for the election of managers or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until Conversion Shares have been issued upon the terms described in this **SAFE.** Notwithstanding the foregoing, in the event the Company declares a non-tax distribution (a "**Distribution**") to be paid to holders of its shares while this **SAFE** is outstanding, the Company will pay to the Holder an amount (the "**SAFE Distribution Amount**") equal to the product (rounded to the nearest cent) of (a) the per share amount of the distribution to be paid to holders of the Company's shares and (b) the quotient resulting from dividing (i) the Investment Amount by (ii) the Distribution Conversion Price. For purposes of this Section 4, "**Distribution Conversion Price**" means the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the payment of such Dividend. The Company will pay the **SAFE** Distribution Amount to the Holder on the date such Distribution is paid to the holders of the Company's shares.

5. Representations and Warranties of the Company. In connection with the transactions contemplated by this **SAFE,** the Company hereby represents and warrants to the Holder as follows:

(a) Due Organization; Qualification and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in

which the failure to so qualify or to be in good standing would have a material adverse effect on the Company.

(b) Authorization and Enforceability. Except for the authorization and issuance of the Conversion Shares, all corporate action has been taken on the part of the Company and its officers, managers and members necessary for the authorization, execution and delivery of this **SAFE.** Except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this **SAFE** valid and enforceable in accordance with its terms.

6. Representations and Warranties of the Holder. In connection with the transactions contemplated by this **SAFE,** the Holder hereby represents and warrants to the Company as follows:

(a) Authorization. The Holder has full power and authority (and, if an individual, the capacity) to enter into this **SAFE** and to perform all obligations required to be performed by it hereunder. This **SAFE,** when executed and delivered by the Holder, will constitute the Holder's valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) Purchase Entirely for Own Account. The Holder acknowledges that this **SAFE** is made with the Holder in reliance upon the Holder's representation to the Company, which the Holder hereby confirms by executing this **SAFE,** that this **SAFE** and the Conversion Shares (collectively, the "**Securities**") will be acquired for investment for the Holder's own account, not as a nominee or agent (unless otherwise specified on the Holder's signature page hereto), and not with a view to the resale or distribution of any part thereof, and that the Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this **SAFE,** the Holder further represents that the Holder does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities. If other than an individual, the Holder also represents it has not been organized solely for the purpose of acquiring the Conversion Shares.

(c) Disclosure of Information: Non-Reliance. The Holder acknowledges that it has received all the information it considers necessary or appropriate to enable it to make an informed decision concerning an investment in the

Securities. The Holder further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities. The Holder confirms that the Company has not given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities. In deciding to purchase the Securities, the Holder is not relying on the advice or recommendations of the Company and has made its own independent decision that the investment in the Securities is suitable and appropriate for the Holder. The Holder understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(d) Investment Experience. The Holder is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities.

(e) Restricted Securities. The Holder understands that the Securities have not been, and will not be, registered under the Securities Act or state securities laws, by reason of specific exemptions from the registration provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Holder's representations as expressed herein. The Holder understands that the Securities are "restricted securities" under U.S. federal and applicable state securities laws and that, pursuant to these laws, the Holder must hold the Securities indefinitely unless they are registered with the SEC and registered or qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Holder acknowledges that the Company has no obligation to register or qualify the Securities for resale and further acknowledges that, if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Holder's control, and which the Company is under no obligation, and may not be able, to satisfy.

(f) No Public Market. The Holder understands that no public market now exists for the Securities and that the Company has made no assurances that a public market will ever exist for the Securities.

(g) Residence. If the Holder is an individual, then the Holder resides in the state or province identified in the address shown on the Holder's signature page hereto. If the Holder is a partnership, corporation, limited liability company or other entity, then the Holder's principal place of business is located in

the state or province identified in the address shown on the Holder's signature page hereto.

7. Miscellaneous.

(a) Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this **SAFE** will inure to the benefit of, and be binding upon, the respective successors and assigns of the parties; provided, however, that the Company may not assign its obligations under this **SAFE** without the written consent of the Holder. This **SAFE** is for the sole benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or will confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this **SAFE.**

(b) Governing Law. This **SAFE** will be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

(c) Counterparts. This **SAFE** may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including PDF or other transmission method, and any counterpart so delivered) will be deemed to have been duly and validly delivered and be valid and effective for all purposes. Electronic signatures or signatures transmitted electronically shall be deemed as originals.

(d) Titles and Subtitles. The titles and subtitles used in this **SAFE** are included for convenience only and are not to be considered in construing or interpreting this **SAFE.**

(e) Notices. All notices and other communications given or made pursuant hereto will be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by email or confirmed facsimile; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications will be sent to the respective parties at the addresses shown on the signature pages hereto (or to such email address, facsimile number or other address as subsequently modified by written notice given in accordance with this Section 7(e).

(f) No Finder's Fee. Each party represents that it neither is nor will be obligated to pay any finder's fee, broker's fee or commission in connection with the transactions contemplated by this **SAFE.** The Holder agrees to indemnify

and to hold the Company harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this **SAFE** (and the costs and expenses of defending against such liability or asserted liability) for which the Holder or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold the Holder harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this **SAFE** (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

(g) Expenses. Each party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this **SAFE.**

(h) Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this **SAFE,** the prevailing party will be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

(i) Entire Agreement; Amendments and Waivers. This **SAFE** constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof. Any term of this **SAFE** may be amended and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Holder. Any waiver or amendment effected in accordance with this Section 7(i) will be binding upon each future holder of this **SAFE** and the Company. The Company's agreements with each of the holders of the **Series 1 SAFEs** are separate agreements, and the sales of the **SAFEs** to each of the holders thereof are separate sales. Notwithstanding the foregoing, any term of this **SAFE** and the other **Series 1 SAFEs** may be amended and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Requisite Holders. Any waiver or amendment effected in accordance with this Section 7(i) will be binding upon each holder of a **Series 1 SAFE** and each future holder of all such **Series 1 SAFEs.**

(j) Effect of Amendment or Waiver. The Holder acknowledges and agrees that by the operation of Section 7(i) hereof, the Requisite Holders will have the right and power to diminish or eliminate all rights of the Holder under this **SAFE.**

(k) Severability. If one or more provisions of this **SAFE** are held to be unenforceable under applicable law, such provisions will be excluded from this **SAFE** and the balance of the **SAFE** will be interpreted as if such

provisions were so excluded and this **SAFE** will be enforceable in accordance with its terms.

(l) Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this **SAFE**, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until the Company approves such disposition, the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 6 and the undertaking set out in Section 7(l)(i) and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) the Holder has (A) notified the Company of the proposed disposition; (B) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

The Holder agrees not to make any disposition of any of the Securities to the Company's competitors, as determined in good faith by the Company.

(m) Legends. The Holder understands and acknowledges that the Securities may bear the following legend: THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE ACT.

(n) Exculpation among **SAFE** Holders. The Holder acknowledges that it is not relying upon any person, firm, limited liability company or member, other than the Company and its officers and managers in their capacities as such, in making its investment or decision to invest in the Company. The Holder agrees that no other holder of **SAFEs,** nor the controlling persons, officers, managers, partners, agents, stockholders or employees of any other holder of **SAFEs,** will be liable for any action heretofore or hereafter taken or not taken by any of them in connection with the purchase and sale of the Securities.

(o) Acknowledgment. For the avoidance of doubt, it is acknowledged that the Holder will be entitled to the benefit of all adjustments in the number of shares of the Company's equity securities as a result of any splits, recapitalizations, combinations or other similar transactions affecting the Company's shares underlying the Conversion Shares that occur prior to the conversion of this **SAFE.**

(p) Further Assurances. From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the terms of this **SAFE** and any agreements executed in connection herewith.

(q) Officers and Managers Not Liable. In no event will any officer or manager of the Company be liable for any amounts due and payable pursuant to this **SAFE.**

(r) Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS **SAFE,** THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Remainder of Page Left Blank Intentionally; Signature Page Follows This Page

TO'AK INTERNATIONAL, INC.

By: *Founder Signature*

Name: [FOUNDER_NAME]

Title: Chief Executive Officer

Agreed to and accepted:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Address: 1887 Whitney Mesa Dr, #8885, Henderson, NV 89014

Email Address: updates@wefunder.com